UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 8, 2016 (November 8, 2016)

OCEANFIRST FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-11713	22-3412577
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

975 HOOPER AVENUE, TOMS RIVER, NEW JERSEY 08753

(Address of principal executive offices, including zip code)

(732)240-4500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

ITEM 8.01	OTHER EVENTS

On October 20, 2016, OceanFirst Financial Corp. (“OceanFirst”) filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”), which formed a part of OceanFirst’s Registration Statement (Registration No. 333-213307) on Form S-4 (the “Registration Statement”) that was declared effective by the SEC on October 19, 2016. The Joint Proxy Statement/Prospectus relates to the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of July 12, 2016, by and among OceanFirst, Masters Merger Sub Corp. and Ocean Shore Holding Co. (“Ocean Shore”). On or about October 21, 2016, the Joint Proxy Statement/Prospectus was mailed to the OceanFirst stockholders of record and the Ocean Shore stockholders of record in connection with their respective special meetings relating to the requisite approval of each company’s stockholders in connection with Transactions.

As previously disclosed in the Joint Proxy Statement/Prospectus, on September 8, 2016, Robert Garfield, a purported stockholder of OceanFirst, filed a putative class action in the Superior Court of New Jersey, Ocean County, captioned Garfield v. OceanFirst Financial Corp., et al No. OCN-L-2469-16 (the “Garfield Action”), against OceanFirst and members of the OceanFirst board on behalf of all public OceanFirst stockholders. The lawsuit generally alleges that the members of the OceanFirst board breached their fiduciary duties by approving the Transactions. The lawsuit further alleges the Transactions are not in the best interests of the OceanFirst stockholders and provide personal benefits to the individual defendants. The lawsuit also alleges that the Joint Proxy Statement/Prospectus omitted certain material information.

OceanFirst believes that the Garfield Action is without merit and that no further disclosure is required to supplement the Joint Proxy Statement/Prospectus under any applicable rule, statute, regulation or law. However, to avoid the costs, risks and uncertainties inherent in litigation, OceanFirst has determined that it will make certain supplemental disclosures by filing as Exhibit 99.1 to this Current Report on Form 8-K the Investor Presentation, dated July 13, 2016, that was previously included as Exhibit 99.1 to the Current Report on Form 8-K filed by OceanFirst with the SEC on July 13, 2016, as well as by including below in this Current Report on Form 8-K selected information from such Investor Presentation. By making these supplemental disclosures, OceanFirst does not admit in any way that these supplemental disclosures are material or otherwise required by law. The selected data set forth below in this Item 8.01 should be reviewed together with the other information set forth in the Investor Presentation attached hereto as Exhibit 99.1, including the cautionary statements included at the beginning of such Investor Presentation.

Estimated cost savings relating to the Transactions	53% of Ocean Shore’s non-interest expense(1) (2)

Estimated timing of cost savings relating to the Transactions	65% phased-in in 2017 and 100% thereafter

Estimated one-time pre-tax transaction and integration expenses	$19 million

Core deposit intangible (CDI)	1.25%

Estimated net fair value of all purchase accounting marks (excluding CDI)	($1.7 million)

(1)	Percentage relative to Ocean Shore’s 2015 non-interest expense and assumes cost savings of $12.4 million.
(2)	This estimate considered the potential consolidation of 5-7 branches.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(d)	Exhibits. The following exhibits are filed with this report:

Exhibit No.	Description

99.1	Investor Presentation, dated July 13, 2016

Forward-Looking Statements

This report contains forward-looking statements. These forward-looking statements may include: management plans relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions; the ability to obtain any required stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. OceanFirst does not assume any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that OceanFirst anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in Ocean Shore’s Annual Report on Form 10-K, those disclosed in OceanFirst’s and Ocean Shore’s respective other periodic reports filed with the SEC, as well as the possibility: that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transactions may not be timely completed, if at all; that prior to the completion of the Transactions or thereafter, OceanFirst’s and Ocean Shore’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers, employees and other constituents to the Transactions; and diversion of management time on merger-related matters. For any forward-looking statements made in this report or in any documents, OceanFirst claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transactions

This communication is being made in respect of the proposed Transactions involving OceanFirst and Ocean Shore. This material is not a solicitation of any vote or approval of OceanFirst’s or Ocean Shore’s stockholders and is not a substitute for the Joint Proxy Statement/Prospectus or any other documents which OceanFirst and Ocean Shore may send to their respective stockholders in connection with the proposed Transactions. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transactions, OceanFirst has filed with the SEC and the SEC has declared effective, the Registration Statement containing the Joint Proxy Statement/Prospectus and other documents regarding the proposed Transactions. Before making any voting or investment decision, the respective investors and stockholders of OceanFirst and Ocean Shore are urged to carefully read the entire Joint Proxy Statement/Prospectus that OceanFirst and Ocean Shore have mailed to their respective stockholders and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Ocean Shore and the proposed Transactions. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s and Ocean Shore’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Copies of the Joint Proxy Statement/Prospectus may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Jill Apito Hewitt, Senior Vice President and Investor Relations Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANFIRST FINANCIAL CORP.

/s/ Steven J. Tsimbinos
Name:	Steven J. Tsimbinos
Title:	General Counsel & Executive Vice President

Dated: November 8, 2016

Exhibit Index

Exhibit No.	Description

99.1	Investor Presentation, dated July 13, 2016